Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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Mylan Responds to Carl Icahn’s 13D Filing

PITTSBURGH, Sept. 8 /PRNewswire-FirstCall/ — Mylan Laboratories Inc. (NYSE: MYL) today stated that Carl Icahn’s current opposition to the proposed acquisition of King Pharmaceuticals, Inc. by Mylan does not affect Mylan’s commitment to complete the transaction in a timely manner under the agreed terms.

In response to Icahn’s 13D filing and other public statements, Robert J. Coury, Mylan’s Vice Chairman and Chief Executive Officer, stated, “It is unfathomable that Mr. Icahn, a Mylan shareholder for little more than one month, could reasonably conclude what is in the best long-term interest for all Mylan shareholders. Mr. Icahn, to our knowledge, has never owned Mylan shares prior to our announcement to acquire King, nor has he ever met with management to discuss its business, the generics industry, or more recently, the benefits of the King transaction.”

Mr. Coury added, “Mr. Icahn had already purchased the vast majority of his holdings prior to attempting to contact me by telephone at the end of last week. It was at my suggestion that a face-to-face meeting was arranged for this week.”

Mr. Coury further stated, “This conduct leads me to believe that Mr. Icahn has an agenda designed to maximize his gains without regard for the long-term interests of all shareholders.”

Mr. Coury continued, “Over the last few weeks, we’ve held over 100 institutional investor and major shareholder meetings. Feedback from these meetings has been positive which is reflective, we believe, of a growing appreciation of the compelling logic of the King transaction. We are confident that shareholders will support our board’s and management’s long held and fully articulated strategy of building a well-balanced specialty pharmaceutical company and our ongoing commitment to maximize shareholder value.”

Mylan’s founder and Chairman of the Board, Milan Puskar, stated, “Mylan has a long history of delivering revenue and earnings growth to its investors. We firmly believe that the King acquisition is a sound strategy to continue to grow long-term shareholder value for both King and Mylan shareholders.”

Forward-Looking Statements:

This press release includes statements that constitute “forward-looking statements”, including with regard to the King transaction, Mylan’s growth strategy, the creation of shareholder value and the timely completion of the acquisition. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan’s and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger, Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at www.kingpharm.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

About Mylan Laboratories:

Mylan Laboratories Inc. is a leading pharmaceutical company with four subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc., UDL Laboratories, Inc. and Mylan Bertek Pharmaceuticals Inc., that develop, manufacture and market an extensive line of generic and proprietary products.

For more information about Mylan, visit www.mylan.com.

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